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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____

    Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: _Wealth Beyond Borders CF LLC_____

Legal status of issuer:

    Form: Limited Liability Company

    Jurisdiction of Incorporation/Organization: Puerto Rico

    Date of organization: _____July 17, 2025_____

Physical address of issuer: 151 Calle San Francisco, STE 201, San Juan, PR 00901

Website of issuer: NA

Is there a co-issuer? _____ yes ___X__ no. If yes,

Name of co-issuer: NA_____

Legal status of co-issuer:

    Form: NA_____

    Jurisdiction of Incorporation/Organization: NA_____

    Date of organization: NA_____

Physical address of co-issuer: NA_____

Website of co-issuer: NA_____

SEC 2930 (9/22)   Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Name of intermediary through which the offering will be conducted:

CIK number of intermediary: ___0001850113_____.

SEC file number of intermediary: 7-396

CRD number, if applicable, of intermediary: 319017_____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% of funds raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None.

Type of security offered: LLC Membership Interest

Target number of securities to be offered:50 Units; Price: $5000 per Unit. Target offering amount: $50,000
Oversubscriptions accepted: X Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: X Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount):250,000

Deadline to reach the target offering amount: 7/31/2026_____

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0_____

	Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
	Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end 0 :	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

All States.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

WEALTH BEYOND BORDERS CF LLC

By: [signature]

Travis West
Authorized Representative

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

[signature]

Travis West
Date: 10/15/2025

OFFERING STATEMENT
Of
WEALTH BEYOND BORDERS CF LLC
a Puerto Rico limited liability company
Offering $1,000,000.00
Limited Liability Company Membership Interests
Minimum Member Investment Amount: $5,000.00
Dated: October 15, 2025

Wealth Beyond Border CF LLC (the "LLC") is a Puerto Rico limited liability company. The manager of the LLC is Axios Hospitality PR LLC (the "Manager"). The LLC will seek to engage in the hospitality business in the Commonwealth of Puerto Rico. This shall include, but not be limited to, real property acquisition and development, property management and concierge services, and all other activities relating thereto (the "Activities"). The Company may engage in the use of solely owned entities to carry out the Activities ("Operating Entities"). The Company may also take any action incidental and conducive to the furtherance of the stated purposes.

The LLC is hereby offering to investors ("Investors"), pursuant to this Offering Statement ("Offering Statement"), an opportunity to purchase membership interests ("Membership Interests") in the LLC in the minimum aggregate amount of Five Thousand Dollars ($5,000) for Members and up to the maximum aggregate amount of Two Hundred Fifty Thousand ($250,000) (the "Maximum Offering Amount") (the "Offering"). The Manager has the sole discretion to raise the Maximum Offering Amount, to accept investments in a lesser amount or require a higher amount. This Offering is open from October 15, 2025 through December 31, 2026.

Membership Interests are not being offered on any national security exchange nor through a registered broker-dealer. The Company is making this Offering in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding"). While the Fund and Manager are Puerto Rican entities, the potential Investors are expected to come from various cities and states throughout the United States of America.

TABLE OF CONTENTS

NOTICES TO INVESTORS

THIS OFFERING HAS NOT BEEN REGISTERED WITH THE FEDERAL SECURITIES AND EXCHANGE COMMISSION ("SEC"). THE MANAGER IS RELYING ON AN EXEMPTION FROM SECURITIES REGISTRATION UNDER THE SEC'S CROWDFUNDING REGULATION.

THESE SECURITIES ARE OFFERED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE OFFERED FOR RESALE, PLEDGED, HYPOTHECATED, RESOLD, OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT OF THE FUND AND IN A TRANSACTION THAT, IN THE OPINION OF COUNSEL SATISFACTORY TO THE FUND, IS EITHER EXEMPT FROM REGISTRATION UNDER THOSE ACTS OR IS UNDERTAKEN PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THOSE ACTS.

THIS OFFERING STATEMENT HAS BEEN PREPARED SOLELY FOR THE BENEFIT OF INVESTORS INTERESTED IN THE OFFERING. IT CONTAINS CONFIDENTIAL INFORMATION AND MAY NOT BE DISCLOSED TO ANYONE OTHER THAN PERSONS SUCH AS ACCOUNTANTS, FINANCIAL PLANNERS OR ATTORNEYS RETAINED BY THE INVESTOR FOR THE PURPOSE OF RENDERING PROFESSIONAL ADVICE RELATED TO THE PURCHASE OF THE CLASS A SHARES, AND MAY NOT BE REPRODUCED, DIVULGED OR USED FOR ANY OTHER PURPOSE UNLESS WRITTEN PERMISSION IS OBTAINED FROM THE FUND. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANY PERSON EXCEPT THOSE PARTICULAR PERSONS WHO SATISFY THE INVESTOR QUALIFICATION STANDARDS.

THE SALE OR OTHER TRANSFER OF CLASS A SHARES IS RESTRICTED BY CONTRACT. IN ADDITION, UNDER THE ACT, SHARES MAY NOT BE RESOLD OR OTHERWISE DISPOSED UNLESS EITHER A REGISTRATION STATEMENT FOR THE CLASS A SHARES IS THEN IN EFFECT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE IN THIS OFFERING STATEMENT AND THOSE IN THE INVESTOR PORTAL; ANY OTHER INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON. ANY PROSPECTIVE PURCHASER OF CLASS A SHARES WHO RECEIVES INFORMATION OR REPRESENTATIONS FROM ANY OTHER SOURCE ABOUT THE FUND, THE CLASS A SHARES, OR ANY OTHER MATTER RELEVANT TO THE PURCHASER'S INVESTMENT DECISION, SHOULD CONTACT THE FUND IMMEDIATELY TO DETERMINE THE ACCURACY OF SUCH INFORMATION.

PROSPECTIVE PURCHASERS SHOULD NOT REGARD THE INFORMATION PROVIDED BY THE FUND AS A SUBSTITUTE FOR CAREFUL AND INDEPENDENT TAX AND FINANCIAL PLANNING. YOU ARE ENCOURAGED TO CONSULT WITH YOUR OWN

INDEPENDENT LEGAL COUNSEL, ACCOUNTANT AND OTHER PROFESSIONALS WITH RESPECT TO THE LEGAL AND TAX ASPECTS OF THIS INVESTMENT, WITH SPECIFIC REFERENCE TO YOUR OWN TAX AND FINANCIAL SITUATION, BEFORE SUBSCRIBING.

THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL TO OR A SOLICITATION OF AN OFFER TO BUY FROM ANYONE IN ANY STATE OR IN ANY OTHER JURISDICTION WITHIN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED.

THE FUND RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTIONS IN WHOLE OR IN PART FOR ANY REASON OR FOR NO REASON.

THE FUND WILL MAKE AVAILABLE TO ANY PROSPECTIVE PURCHASER THE OPPORTUNITY TO ASK QUESTIONS AND RECEIVE ANSWERS CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE FUND, THE CLASS A SHARES, OR ANY OTHER RELEVANT MATTERS, AND TO OBTAIN ANY ADDITIONAL INFORMATION THAT IS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION PROVIDED, TO THE EXTENT THE FUND POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.

NASAA UNIFORM LEGEND

INVESTORS SHOULD MAKE THIER OWN DECISION WHETHER THIS OFFERING MEETS THEIR INVESTMENT OBJECTIVES AND RISK TOLERANCE LEVEL. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FORWARD LOOKING STATEMENTS

This Offering Statement (and accompanying exhibits) may contain certain statements that are forward-looking statements within the meaning of the United States federal securities laws. The term "forward-looking statements" means any statements, including financial projections, which relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." In addition, these statements may be qualified by certain risks, uncertainties and assumptions. The Fund has based forward-looking statements on the expectations of information currently available to the Manager. However, it is impossible for the Fund or the Manager to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. The business could be subject to many uncertainties, risks and other influences, many of which are outside the control of the Fund and cannot be predicted with any degree of accuracy.

Consequently, the actual financial results of investing in the Fund could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. The Fund or the Manager does not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

EXECUTIVE SUMMARY OF OFFERING

The LLC

WEALTH BEYOND BORDERS CF LLC, (the "LLC") is a Puerto Rico limited liability company located at 151 Calle de San Francisco Ste 200, San Juan Puerto Rico 00901. The LLC, either directly, or through special purpose vehicles ("Operating Entities"), intends to engage in the hospitality business in the Commonwealth of Puerto Rico. This shall include, but not be limited to, real property acquisition and development, property management and concierge services, and all other activities relating thereto (the "Activities"). The Company may engage in the use of solely owned entities to carry out the Activities ("Operating Entities"). The Company may also take any action incidental and conducive to the furtherance of the stated purposes.

The Manager

The Manager is Axios Hospitality PR, LLC.

Crowdfunding Intermediary

The intermediary for this Offering will be VESTERR LLC. __VESTERR LLC_____ is registered with the SEC and a member of FINRA. In exchange for serving as the crowdfunding intermediary for this Offering, _____ will be compensated with 5% of the funds raised in this Offering.

Investor Limits

If the Investor's annual income and net worth are equal to or greater than $124,000, then during any 12-month period, investors can invest up to 10 percent of annual income or net worth, whichever is greater, but the amount cannot exceed $124,000.

The Offering

The LLC is hereby offering to Investors an opportunity to purchase Membership Interests in the LLC. The minimum investment amount for Members is **$5,000.00**. The Manager, however; reserves the right to accept investments in a lesser amount or require a higher amount.

Target Returns

The LLC's financial projections target a Cumulative Rate of Return ("IRR") of approximately 20%, which is subject to change based on actual results.

Excess Distributable Cash (EDC)

EDC means, at the time of determination by the Manager, cash generated from the Company's Assets and other operations of the Company after payment of or provision for the following expenses (a) interest and principal payments due under any Credit Facility or any other amounts borrowed by the Company, (b) Company Expenses, and (c) the funding of reserve in the sole discretion of the Manager. The LLC generally expects to make quarterly distributions when there is available EDC, distributed as follows:

The following outlines the priority ("Waterfall") for the distribution of cash from the Company from Operations:

1.   First, to the Members pro rata in accordance with their respective accrued and unpaid Preferred Return (5%) balances, until each Partner has received the unpaid portion of its accrued and unpaid Preferred Return;

2.   Second, any remaining EDC from Operations (after distribution in the manner described in clause (i) above) shall be distributed (1) 40% to the Manager, and (2) 60% to the Members, pro rata in the ratio of their respective interests, until each Member achieves a Cumulative IRR of 12%;

3.   Thereafter, any remaining EDC from Operations (after distribution in the manner described in clauses (i) and (ii) above) shall be distributed (1) 50% to the Manager, and (2) 50% to the Members pro rata in the ratio of their respective interests.

The following outlines the Waterfall for the distribution of EDC from Capital Events. The Company will receive 100% of the net cash from Capital Events from the Operating Entities (cash received by the Operating Entities from sales, refinancings or recapitalizations with respect to assets of the Company) after paying debt service and expenses and after establishing reserves, which proceeds will be distributed in such amounts and at such times as may be determined by the Manager, in its sole discretion, in the following order and priority:

1.   First, 100% of EDC from Capital Events shall be distributed to the Members pro rata in accordance with their respective accrued and unpaid Preferred Return balances, until each Member has received the accrued and unpaid portion of its Preferred Return;

2.   Second, any remaining EDC from Capital Events (after distribution in the manner described in clause (i) above) shall be distributed to the Members pro rata in accordance with their respective Capital Contributions, until the unrecovered Capital Contribution balance of each Member shall have been reduced to $0;

3.   Third, any remaining EDC from Capital Events (after distribution in the manner described in clauses (i) and (ii) above) shall be distributed (A) 50% to the Manager, and (B) 50% to Members, pro rata in the ratio of their respective interests.

Lock-Up Period

Members will be required to hold their Units for two years from the Effective Date of Investment. Early redemption requests are in the sole discretion of the Manager.

Quarterly Distributions

Distributions shall be made, if at all, on a quarterly basis.

Ownership of the LLC

The LLC shall be owned by investors purchasing membership shares ("Membership Units" or "Units") in the LLC and who shall be called "Members." Members shall own 100% of the Class A Membership Interests, each in a percentage equal to their outstanding Units divided by the total Units outstanding (the "Ownership Interest"). The

Manager will own 100% of the voting Class B Membership Interests.

Minimum Investment for Members	$500 per unique Investor, which amount may be adjusted in the sole discretion of the Manager.

Management Compensation

The Manager will be compensated as follows:
- Acquisition/Disposition fee: The Manager shall receive a 1% acquisition fee at closing of any acquired property and a 1% disposition upon sale of any property;
- Asset Management fee: The Manager shall receive an annual management fee 1.5% of total Assets Under Management ("AUM"), to be paid quarterly; and

Class B Member: The Manager shall be entitled to compensation as the Class B Member.

Initial Acquisition/Development Strategies of the LLC

The Manager sees an opportunity to purchase small to medium-sized hospitality properties that may need deferred maintenance. The LLC will focus on selecting the right types of properties, sizes, and locations. The LLC aims to invest in properties valued between $1M and $2M. These properties fall into a niche market that is too expensive for individual investors but not large enough to attract big funds or institutional investors. This gap in the market means there is less competition, which should result in better capitalization rates (cap rates) compared to typical hospitality investments such as hotels, motels, bed and breakfasts, and inns. In addition, the Manager seeks to leverage their experience securing Puerto Rico's tax incentives for the benefit of future LLC properties. These tax incentives offer a strategic, risk mitigating advantage by increasing the potential cashflow and reducing operational costs of hospitality projects in Puerto Rico.

Membership Units

Each Membership Unit is priced at $5,000. Membership Units will begin to be offered on October 15, 2025, with the goal of raising a minimum of $50,000 by July 31st, 2026. Membership Units will be offered until December 31, 2026 ("Final Closing Date"). If the minimum amount of funds is not raised by July 31st 2026. ("Initial Closing Date"), then the funds will be returned to all investors within 30 days, without interest. The Manager, in its sole discretion, shall have the option to extend or move up the Initial Closing Date by giving written notice prior to the Initial Closing Date.

Preferred Return and Target Overall Return

The LLC's objective is to produce an overall return to Members in the range of 6% to 9% annually, with an IRR of approximately 20%. Members receive a Preferred Return of 5%, in addition to distributions of EDC, as set forth herein. These returns are subject to the performance of the LLC and after paying LLC Expenses. Distributions are expected to be made quarterly, in the sole discretion of the Manager.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THEY SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT, WHOSE

LIQUIDITY REQUIREMENTS ARE CONSISTENT WITH THE FUND'S LLC AGREEMENT'S PROVISIONS FOR DISTRIBUTIONS, AND WHO ARE ABLE TO BEAR TAX LIABILITIES GENERATED BY PARTICIPATION UNDER CIRCUMSTANCES WHERE FUNDS MAY NOT BE DISTRIBUTED TO MEET SUCH TAX LIABILITIES. SEE "RISK FACTORS AND CONFLICTS OF INTEREST."

Manager and Affiliates Other Income

The Manager and/or Affiliates may charge reasonable, market-based processing, underwriting, and inspection fees to help cover expenses associated with processing, underwriting, and inspecting any LLC Assets. See "*Risk Factors and Conflicts of Interest*" for more information.

LLC Expenses

"Company Expenses" means Company organizational costs, CPA related costs for tax return preparation, financial statement preparation, and/or audits, legal fees and costs, filing, licensing, software costs attributable to managing the Company or other governmental fees, other third party audits, and/or other fees associated with any Credit Facilities, costs associated with ownership of real property, e.g., property improvement and rehabilitation costs not otherwise capitalized, sales commissions, property taxes, property management, hazard insurance, utilities, and any other expenses associated with operation of the Company or management of its Activities, to include the Manager's compensation.

The Manager shall be reimbursed for all reasonable out of pocket expenses incurred on behalf of the LLC, which shall be considered LLC Expenses.

Minimum Offering

The LLC shall begin making its investments as summarized herein immediately upon receipt of investment capital or as soon thereafter as is practicable in the sole judgment of the Manager, but in no event earlier than the Initial Closing Date.

Term

The LLC is an open-ended fund. The Manager expects that the LLC will operate the Assets for up to seven (7) years from the Final Closing Date.

Use of Leverage/Credit Facilities	The LLC may become highly leveraged and borrowings could subject the Fund's operations to interest rate fluctuation risks. Some of the Fund's investments may utilize a leveraged capital structure, in which case a third-party would be entitled to cashflow generated by such investments prior to the LLC receiving a return. Increased interest rates may adversely affect the ability of the LLC to successfully acquire investments and may adversely affect the performance of the Fund's investments once acquired. Use of borrowed funds to leverage acquisitions involves a high degree of financial risk and can exaggerate the effect of any increase or decrease in value. The possibility of partial or total loss of LLC capital will exist and investors should not subscribe unless they can readily bear the consequences of such loss.
	We cannot assure our Members that we will achieve the net revenues, net earnings and cash flow from operations necessary to achieve sufficient liquidity and avoid expense reduction actions such as selling assets or consolidating operations, reducing staff, refinancing debt and/or otherwise restructuring or ceasing our operations.
Redemption and Lockup Period	Members will be required to hold their Units for a period of not less than two (2) years from the Effective Date of Investment. Redemption requests for reasons of financial hardship or emergency during the Lockup Period may be considered on a case-by-case basis subject to a penalty (the "Redemption Fee"), payable to Manager, equal to the greater of the amount of 5% of the investor's redeemed Membership Unit price. The Manager shall have no obligation to consider any hardship Redemption requests during the life of the LLC.
	A Member shall be required to provide the Manager a 90-day notice for any Redemption request.
	The Manager shall have no obligation to grant any Redemption request and shall retain sole discretion as to whether to redeem any Unit. No Member will be given priority for Redemption over any other Member for any reason other than the date upon which the request was made. The Manager may redeem Membership Units at any time at the then current Unit Price in its sole discretion without penalty to the Manager or the LLC.

1. **THE LLC**

The LLC was formed as a limited liability company under the laws of Puerto Rico July 17, 2025. The principal office of the LLC is located at 151 Calle de San Francisco Ste 200, San Juan, Puerto Rico 00901. Said property is not subject to any encumbrances that are material to conducting the business of the LLC. The LLC intends to conduct business principally in the Commonwealth of Puerto Rico.

The LLC has never conducted any business prior to this undertaking, and therefore has never generated any revenue of any kind. The instant endeavor will be the first business undertaking conducted by the LLC. The LLC has never filed for, nor contemplated filing for, bankruptcy, receivership, or any similar proceedings, whether voluntary or involuntary. The LLC is not, nor has it ever been, a party to any legal proceedings. At no time has the LLC ever been a subsidiary to a parent company, nor has the LLC had any subsidiaries of its own. The LLC is not a successor to any prior entity. As is more fully explained later herein, there may come a time when the LLC needs to form subsidiary Operating Entities. In such an instance, the subsidiary will be a wholly owned entity of the LLC, with the Manager acting as the manager of the subsidiary.

The LLC does not have, nor has it ever had, any assets. The LLC will set upon acquiring assets and conducting business after the Initial Closing Date. The LLC reserves the right to move up or move back the Initial Closing Date, in its sole discretion, by providing written notice to the Members that have offered investment funds.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

    a.   **The Offering**

        i.   *Nature of Securities*

The LLC is offering Investors the opportunity to purchase membership shares ("Membership Units" or "Units") in the LLC and who shall be called "Members." The Members shall own 100% of the Class A Membership Interests, each in a percentage equal to their outstanding Units divided by the total Units outstanding (the "Ownership Interest"). The Manager will own 100% of the voting Class B Membership Interests.

        ii.   *Distributions and payouts*

The LLC will only make distributions to Members during the life of the LLC when, in the Manager's sole discretion, there is EDC, as that term is defined above. If the Manager determines there to be EDC, it will be distributed on a quarterly basis, as follows:

The following outlines the priority ("Waterfall") for the distribution of cash from the Company from Operations:

1.   First, to the Members pro rata in accordance with their respective accrued and unpaid Preferred Return balances, until each Partner has received the unpaid portion of its accrued and unpaid Preferred Return;
2.   Second, any remaining EDC from Operations (after distribution in the manner described in clause (i) above) shall be distributed (1) 40% to the Manager, and (2) 60% to the Members, pro rata in the ratio of their respective interests, until each Member achieves a Cumulative IRR of 12%;

3.   Thereafter, any remaining EDC from Operations (after distribution in the manner described in clauses (i) and (ii) above) shall be distributed (1) 50% to the Manager, and (2) 50% to the Members pro rata in the ratio of their respective interests.

The following outlines the Waterfall for the distribution of EDC from Capital Events. The Company will receive 100% of the net cash from capital events from the Operating Entities (cash received by the Operating Entities from sales, refinancings or recapitalizations with respect to assets of the Company) after paying debt service and expenses and after establishing reserves, which proceeds will be distributed in such amounts and at such times as may be determined by the Manager, in its sole discretion, in the following order and priority:

1.   First, 100% of EDC from Capital Events shall be distributed to the Partners pro rata in accordance with their respective accrued and unpaid Preferred Return balances, until each Member has received the accrued and unpaid portion of its Preferred Return;
2.   Second, any remaining EDC from Capital Events (after distribution in the manner described in clause (i) above) shall be distributed to the Members pro rata in accordance with their respective Capital Contributions, until the unrecovered Capital Contribution balance of each Member shall have been reduced to $0;
3.   Third, any remaining EDC from Capital Events (after distribution in the manner described in clauses (i) and (ii) above) shall be distributed (A) 50% to the Manager, and (B) 50% to Members, pro rata in the ratio of their respective interests.

iii.   *Further Information Regarding Ownership Interests*

a.   There are no dividend rights inherent to the Membership Interests.
b.   Membership Interests cannot and will not be subject to any conversion.
c.   All requests for redemption will be provided for in accordance with the section entitled "Units are not Liquid/Restrictions on Withdrawal of Member Capital," below;
d.   Voting rights of the Members of the LLC are limited and provided for in the LLC Operating Agreement, a copy of which is provided with this Offering, and is fully incorporated herein;
e.   The LLC will not have a board of directors, but instead will be governed by the relative powers bestowed upon the Manager and the Members in the LLC Operating Agreement;
f.   Liquidation rights are set forth above in the Distributions and Payouts section;
g.   If the Manager, in the Manager's sole discretion, seeks additional capital contributions, the Members will be afforded the opportunity to make such additional capital contributions in an amount equal to their current Membership Interest compared to the total amount of additional capital sought. If not all Members desire to make additional capital contributions, then the Manager shall thereafter offer said opportunity on a first come, first serve, basis by way of email to the Members;
h.   The LLC does not intend to seek additional cash contributions, however, in the event that it does, the LLC will provide the then current Members with the first opportunity to provide additional capital contributions;
i.   As explained in the section entitled Restrictions on Transfer of Units, the Membership Units are non-transferrable.

b.   Issuer Eligibility

With respect to the Fund, any predecessor of the Fund, any affiliated issuer, any director, officer, general partner or managing member of the Fund, any beneficial owner of 20 percent or more of the Fund's outstanding voting equity securities, any promoter connected with the Fund in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of the Fund, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:
        (i) in connection with the purchase or sale of any security;
        (ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
> (i) in connection with the purchase or sale of any security;
> (ii) involving the making of any false filing with the SEC; or
> (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
> (i) at the time of the filing of this Disclosure bars the person from:
>> (A) association with an entity regulated by such commission, authority, agency or officer;
>> (B) engaging in the business of securities, insurance or banking; or
>> (C) engaging in savings association or credit union activities; or
> (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:
> (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;
> (ii) places limitations on the activities, functions or operations of such person; or
> (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:
> (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or
> (ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary

injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

(9) The Fund further certifies and attests that all of the following statements are true:
-   The Fund is organized under, and subject to, the laws of Puerto Rico.

-   The Fund is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

-   The Fund is not an investment company registered or required to be registered under the Investment Company Act of 1940.

-   The Fund has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

-   The Fund is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

-   The Fund has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

-   The Fund is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

-   The Fund has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

c. Financial Statements

Attached hereto are the unaudited financial statements of the Fund prepared by The Tesseract Advisory Group, LLC. The financial statements only provide for the year 2025 because the Fund is a newly formed entity that has never conducted business prior to this Offering. The Fund has not previously sold securities in reliance on Regulation Crowdfunding.

I, Travis West, certify that:

The financial statements of the Issuer included in this Form are true and complete in all material aspects; and

Tax returns have not been filed for this entity because it was formed in 2025 and has yet to conduct business.

//s// Travis West

Travis West, Authorized Agent of Manager

d. Description of Business and Strategy

The LLC intends to engage in the hospitality business in the Commonwealth of Puerto Rico. This shall include, but not be limited to, real property acquisition and development, property management and concierge services, and all other activities relating thereto (the "Activities"). The LLC may engage in the use of solely owned entities to carry out the Activities ("Operating Entities"). The Company may also take any action incidental and conducive to the furtherance of the stated purposes.

The Manager intends to use the cash raised to engage to purchase small to medium-sized hospitality properties in need of minimal deferred maintenance. By focusing on selecting the right types of properties, sizes, and locations, the LLC aims to invest in properties valued between $1M and $2M. These properties fall into a niche market that is too expensive for individual investors but not large enough to attract large funds or institutional investors. This gap in the market means there is less competition, which should result in better capitalization rates (cap rates) compared to typical hospitality investments such as hotels, motels, bed and breakfasts, and inns.

The LLC plans to buy properties during a twenty-four-month investment period, which could be extended by another twelve months. While the time each property is held may vary between 3-7 years, the goal is to sell the assets during the life of the LLC. This strategy is designed to enhance the internal rate of return (IRR) and reduce risk, thereby providing returns to investors.

The focus will be on properties in the hospitality sector that have room for added value. The Manager will look for opportunities to enhance each property's value during the due diligence phase. Improving a commercial real estate's value typically involves either increasing its net operating income (NOI) or reducing the cap rate at which it is valued, either when refinancing or selling. The strategies for adding value will be outlined in brief.

Summary of Goals
•   Acquire, own, operate, redevelop, sell and otherwise manage hospitality real estate;
•   Enter joint ventures on hospitality real estate projects that align with the LLC's purpose;
•   Enter limited partnerships in hospitality real estate projects that align with the LLC's purpose.
Summary of Strategies
•   Seek opportunity to invest in hospitality real estate;
•   Prioritize hospitality projects that qualify for the 40% tax credit offered by Puerto Rico Department of Economic Development to increase the cash flows of the properties and mitigate risk;
•   Focus on value-add projects for which there is limited competition, specifically properties between 12-30 doors that are still at a scale to reach operational efficiencies, but not a target for large institutional investors;
•   Focus on real estate with inimitable natural resources such as developable land, trails, water access (rivers, waterfalls);
•   Thorough underwriting and due diligence;
•   Leverage decade of asset management experience to execute value-add improvements and stabilization of hospitality projects;
•   Leverage strategic partnerships with local vendors to create holistic hospitality experiences;
•   Where it creates competitive advantage and cost-savings, leverage incentives for sustainable development.
Manager opines that approximately 90% of the cash raised will go to acquiring assets, with the remaining balance going to administrative functions, such as operations, advertising, and legal costs incurred to manage the Assets. It is the LLC's intent that the Capital Contributions will be all that is necessary to administer the LLC for the defined life of the LLC, in addition to potential Credit Facilities. The LLC does not intend to seek additional cash contributions, but reserves the right to do so in the case of extraordinary circumstances. The LLC comes to this conclusion based on the Manager's analysis of current market conditions.

The LLC intends to engage in market research throughout the life of the LLC to accurately respond to shifting market conditions. This research is not expected to carry a significant cost insofar as most of the market data is publicly available.

The LLC does not intend to invest or expend material resources in equipment or any operating machinery, with the limited exception of computer equipment and software.

The LLC does not currently have any employees, but may hire administrative support staff as the need develops.

    e.   **No Right to Manage**

Pursuant to the Operating Agreement, Class A Members will waive all voting rights except those specifically set forth therein and will not have the right to participate in the management of the Fund. Instead, the Manager will control all aspects of the Fund's business.

f. Member Contribution Requirements

Each Member will be required to complete, execute and return the Subscription Agreement and a signature page to the Operating Agreement, which are provided contemporaneously with the instant Offering Statement. The Manager will maintain a list of Members. The Company will have multiple classes (with sub-classes) of Members as further described below:

i. *Class A Members*

The Class A Member will be the investing Members. The Class A Membership contribution requirements are as follows:

Class of Member	Minimum Investment	Minimum Shares Requirement
Class A	$5,000	1

The Fund may not issue a paper certificate representing Class A Shares. Instead, ownership of Class A Shares will be listed in the Register of the Fund. If the Fund does issue paper certificates, they shall have such restrictions and disclosures on them as the Manager deems appropriate and as required by law.

ii. *Class B Members*

The Class B Members will consist solely of the Manager.

g. Commissions

The Manager, its members, or its managers are not licensed broker-dealers and will not earn commission on the sale of the Class A shares. The Manager has retained _____VESTERR LLC_____ to serve as the intermediary for this Offering. _____VESTERR LLC_____ will receive up to 5% of the total funds raised in this Offering.

h. Ongoing Reporting

The Fund will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report. Once posted, the annual report will be available on the Issuer's website at: https://axiosventures.co/annualreport/_____.
The Issuer must continue to comply with the ongoing reporting requirements until: (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record; (3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000; (4) the Issuer or another party repurchases all of the securities issued in reliance on the Rule 4(a)(6) exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or (5) the Issuer liquidates or dissolves its business in accordance with state law.

i. International Investors

The Fund may accept international Investors. However, the Fund may not and will not sell to any prospective Investors found on the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") "Specially Designated Nationals" or "Blocked Persons" lists. Furthermore, the Fund will prohibit any resales or transfers to such designated individuals.

Additionally, no Shares shall be offered or sold to any Person who (i) is a person residing in a Sanctioned Country, (ii) is an organization controlled by a Sanctioned Country, (iii) is an agency of a Sanctioned Country, (iv) has 15% of its assets in the aggregate in a Sanctioned Country, and/or (v) derives more than 15% of its operating income from investments in, or transactions with Sanctioned Countries or "Specially Designated Nationals" or "Blocked Persons."

j. Restrictions on Transfer

The Membership Interests being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the US Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

2. FUND OBJECTIVES AND USE OF FUNDS

The LLC intends to engage in the hospitality business in the Commonwealth of Puerto Rico. This shall include, but not be limited to, real property acquisition and development, property management and concierge services, and all other activities relating thereto (the "Activities"). The LLC may engage in the use of solely owned entities to carry out the Activities ("Operating Entities"). The Company may also take any action incidental and conducive to the furtherance of the stated purposes.

	If Target Amount Sold	If Maximum Amount Sold
Total Proceeds	$50,000	$250,000
Less: Offering Expenses		
(A) Organizational Expenses (attorney, CPA, etc)	$7,375	$12,500
(B) Commissions	$2,500	$12,500
Net Proceeds	$40,125	$225,000
Use of Net Proceeds		
(A) Project cost (Acquisition, development, construction, fit-out, FF&E, pre-opening expenses)	$40,125	$225,000

The Manager intends to use the cash raised to engage to purchase small to medium-sized hospitality properties in need of minimal deferred maintenance. By focusing on selecting the right types of properties, sizes, and locations, the LLC aims to invest in properties valued between $1M and $2M. These properties fall into a niche market that is too expensive for individual investors but not large enough to attract large funds or institutional investors. This gap in the market means there is less competition, which should result in better capitalization rates (cap rates) compared to typical hospitality investments such as hotels, motels, bed and breakfasts, and inns.

The LLC plans to buy properties during a twenty-four-month investment period, which could be extended by another twelve months. While the time each property is held may vary between 3-7 years, the goal is to sell the assets during the life of the LLC. This strategy is designed to enhance the internal rate of return (IRR) and reduce risk, thereby providing returns to investors.

The focus will be on properties in the hospitality sector that have room for added value. The Manager will look for opportunities to enhance each property's value during the due diligence phase. Improving a commercial real estate's value typically involves either increasing its net operating income (NOI) or reducing the cap rate at which it is valued, either when refinancing or selling. The strategies for adding value will be outlined in brief.

Summary of Goals
•   Acquire, own, operate, redevelop, sell and otherwise manage hospitality real estate;
•   Enter joint ventures on hospitality real estate projects that align with the LLC's purpose;
•   Enter limited partnerships in hospitality real estate projects that align with the LLC's purpose.
Summary of Strategies
•   Seek opportunity to invest in hospitality real estate;
•   Prioritize hospitality projects that qualify for the 40% tax credit offered by Puerto Rico Department of Economic Development to increase the cash flows of the properties and mitigate risk;
•   Focus on value-add projects for which there is limited competition, specifically properties between 12-30 doors that are still at a scale to reach operational efficiencies, but not a target for large institutional investors;
•   Focus on real estate with inimitable natural resources such as developable land, trails, water access (rivers, waterfalls);
•   Thorough underwriting and due diligence;
•   Leverage decade of asset management experience to execute value-add improvements and stabilization of hospitality projects;
•   Leverage strategic partnerships with local vendors to create holistic hospitality experiences;
•   Where it creates competitive advantage and cost-savings, leverage incentives for sustainable development.
Manager opines that approximately 90% of the cash raised will go to acquiring assets, with the remaining balance going to administrative functions, such as operations, advertising, and legal costs incurred to manage the Assets. It is the LLC's intent that the Capital Contributions will be all that is necessary to administer the LLC for the defined life of the LLC, in addition to potential Credit Facilities. The LLC does not intend to seek additional cash contributions, but reserves the right to do so in the case of extraordinary circumstances. The LLC comes to this conclusion based on the Manager's analysis of current market conditions.

The LLC intends to engage in market research throughout the life of the LLC to accurately respond to shifting market conditions. This research is not expected to carry a significant cost insofar as most of the market data is publicly available.

The LLC does not intend to invest or expend material resources in equipment or any operating machinery, with the limited exception of computer equipment and software.

The LLC does not currently have any employees, but may hire administrative support staff as the need develops.

3. **INVESTMENT OBJECTIVES**

The LLC's objectives with respect to acquiring LLC Assets are to effectively deploy the proceeds of this Offering in Assets which are expected to:

-          Preserve and protect each Member's contributed capital;
-          Target an overall projected IRR for Members in the range of approximately 18% – 22%; and
-          Ultimately provide Members with a full return of their capital contributions.

No assurance can be given that these objectives will be attained or that the LLC's capital will not decrease.

4. IDENTITY AND COMPENSATION OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

The Manager of the LLC will be Axios Hospitality PR LLC. The LLC does not have any other directors or senior managers. The Key Men of the Manager are Travis West and Maiki Paul.

Travis West

Travis West brings a wealth of experience from his 10-year record working at mid-sized real estate companies to his role as a Manager of Wealth Beyond Borders Fund CF LLC. In 2014, he began working at a real estate focused private-equity firm where as the Operations Manager he was responsible for the leasing and property management of a then 100-unit scattered site rental portfolio. During is two-year time span, the portfolio experienced 0% vacancy and he managed approximately 45 apartment turnovers as well as 5 construction punch walks for new units that were added to the portfolio.

By 2016, Travis began his push in the development and finance functions of real estate by serving as a Development Associate at a Baltimore-area non-profit that has engaged in half a billion dollars of real estate investment throughout the Mid-Atlantic in the form of revitalization projects and multifamily investments. That formative and dynamic role, enabled Travis to gain on-the-ground experience assisting in the finance and development project management of a $14-million redevelopment of 43 historic single-family homes. He was directly responsible for raising $11.47 million in grant funds, which were used in the acquisition, development, and construction of 160 affordable housing units for a total of $43.2 million in reinvestment.

His exemplary work on the development team, earned him a key leadership roles inside of the firm's core management, first as the Associate Director of Operations in 2019 and then as the Chief Operating Officer in 2021. During which time he spearheaded a-four year effort to modernize and optimize all the major processes of the company's core business units, being real estate development, construction management, and property management. During his tenure, he implemented a job-cost process that effectively managed an annual volume of construction expenses exceeding $6 million in real estate projects. Under his guidance, the complete overhaul and re-staffing of the Baltimore non-profit's $45 million portfolio occurred (including 167 single-family), yielding substantial improvements. Most notably, Travis achieved a 30% increase in the rent roll, a 50% boost in portfolio occupancy, and a 75% reduction in open work orders. He also instituted a 350% year-over-year rise in real estate sales volume, demonstrating his ability to strategically recalibrate portfolios.

To complement his on-ground experience, Travis also obtained his master's degree from Georgetown University in 2021.

Drawing from his extensive experience Travis West brings a seasoned perspective and a steadfast commitment to operational excellence in real estate investment and development.

Maiki Paul

Maiki Paul is a development professional with over a decade of experience in real estate, executive leadership, and capital planning. She is a founding principal of Axios Ventures, where she focuses on boutique hospitality and mixed-use projects, including the current development in Puerto Rico. Her work spans the full development cycle: identifying sites, conducting feasibility studies, structuring acquisitions, coordinating design and construction, and planning operations and guest experience.

At Axios Ventures, Maiki leads market research and data-driven analysis to inform acquisitions and development strategies. She creates systems to identify off-market opportunities and evaluate projects based on both financial and community impact metrics. During pre-development and design phases, she collaborates closely with architects and contractors to balance design quality, cost, and schedule—ensuring projects remain feasible while maintaining a high standard of guest experience.

Maiki also develops strategies for digitally enabled hospitality experiences, drawing on her work in product development, customer experience, and UI/UX design. This includes planning for guest-facing digital tools, integrating operational technology into property management systems, and using data analytics to refine marketing and service delivery.

Building on a Master's degree from the University of Pennsylvania and a Bachelor's degree from Brown University, Maiki developed her career in the tech consulting for the public sector. At Deloitte, Maiki deploys AI and analytics products for federal clients, overseeing cross-functional global teams and multi-million-dollar initiatives. Prior to that, she worked with Community Development Financial Institutions and nonprofits on food access, housing, and economic development projects, convening stakeholders and helping inform targeted capital deployment for mission-aligned mixed use real estate developments.

Security ownership of certain beneficial owners and management

As of the time of this Offering, the Manager owns 100% of the Class B Membership Interests. Class B Membership Interests are not being offered as part of this Offering. There are currently no owners of the Class A Membership Interests. Once a quarter, the LLC will provide each Member with a chart of the beneficial ownership interest of each Member.

Transactions with related persons

As of the instant Offering, there are no transactions that qualify under §229.404 of the Securities Act of 1933.

Directors

The governance of the LLC is explicitly put forth in the LLC Operating Agreement, a copy of which is provided herewith. As set forth therein, the LLC will not have "directors." Instead, the LLC will be managed by the Manager, in accordance with the powers granted in the LLC Operating Agreement. The powers of the Manager shall include the power to buy and sell Assets, as well as the day-to-day management of the LLC. A complete list of the powers of the Manager is found in Section 9 of the LLC Operating Agreement. The Manager will serve in this capacity for the life of the LLC without the need for further nominations or elections. The Manager may be removed by a written vote of those Members holding a collective 80% of the Ownership Interests of the LLC. The LLC Operating Agreement further includes a list setting forth the prohibited acts of the Manager. All Investors should familiarize themselves with the LLC Operating Agreement as part of the decision as to whether to invest in the Offering.

Manager Compensation

The Manager will be compensated in three separate manners. First, The Manager will be compensated through an Acquisition/Disposition fee. Upon the purchase or the sale of an LLC asset, the Manager will receive a fee of 1% of the purchase/sale price. Second, the Manager will receive the Asset Management Fee. The Asset Management Fee is an annual management fee of 1.5% of the total Assets Under Management ("AUM"). This fee will be paid quarterly or annually. Finally, the Manager will be entitled to receive distributions as the sole Class B Member.

5. RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are risks associated with investing in the Fund, the majority of which are not within the Fund's or the Manager's control. These risks include, among others, trends in the economy, particularly the real estate and capital markets, fluctuations in the interest rate environment, income tax laws, government regulations, and the availability of satisfactory investment opportunities. Additionally, the Fund is a new endeavor and does not have any financial history, statements or audits upon which the Investors can rely. Prior to investing in the Fund, Investors should perform their own analysis of the investment opportunities and objectives presented and discuss investing in the Fund with their own advisors. As part of the risk disclosures of this Offering, the Manager incorporates herein in its entirety the accompanying Investment Summary

a. Risks Relating to an Investment in the Fund – General

i. Best Reasonable Efforts Offering

This Offering is being conducted on a "best reasonable efforts" basis by the Manager only. No guarantee can be given that all or any of the securities will be sold, or that sufficient proceeds will be available to conduct successful operations. Receipt of a relatively small amount of capital contributions may reduce the ability of the Fund to spread investment risks through diversification of its portfolio.

ii. No Guarantee of Profitability

The Manager anticipates that revenues will be sufficient to create net profits for the Fund. However, there can be no assurance that revenues will be sufficient for such a purpose. Although the Manager believes in each investment's economic viability, there can be no guarantee that the investments will be profitable to the extent anticipated. Poor performance by a few of the investments could significantly affect the total returns to Investors.

iii. Lack of Operating History

The Fund was recently formed and has no operating history. Accordingly, Investors cannot evaluate the merits of this investment based on the past performance of the Fund. Additionally, the Fund has limited financial resources and may not be able to meet its financial obligations.

iv. Reliance on Management Team

The Manager will exercise full control over all activities relating to the Fund and Investors will have no right to participate in the management of it. Investors must rely upon the judgment of the Manager regarding every aspect of the business and should invest only if they are confident in the Manager's ability to operate the business.

No assurance can be given that the Fund will operate at a profit or achieve objective returns. The Fund's operations and success will depend to a large degree on the continued service of the Manager. The failure of the Manager to fulfill its obligations to manage the Fund could materially adversely affect the Fund's operations and may cause the Fund to be unable to successfully execute its investment strategy.

The Manager is a small company, with only a few principals. If a key member of the management team were to die, become seriously ill, or leave, it could damage the Fund's operations.

It is possible that there are facts and circumstances regarding the Manager (or its principals) that the public, including the Investors, are not aware of and/or that information provided by the Manager (or its principals), is not all the information that an Investor would want or need to have to make an accurate assessment of the Manager's ability to manage the Fund in the most profitable manner.

Even if the management team has a successful track record, past performance is not indicative of future success and should not be relied on when making an investment decision.

v. Risks of Relying on Third Parties

The Fund may engage third parties (such as property managers, accountants, or construction companies) to provide some essential services. If such a third party performs poorly or becomes unable to fulfill its obligations, the Fund's business could be disrupted. Disputes between the Fund and such third-party service providers could disrupt the business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require the Fund to expend significant time, money, and other resources. The Fund might also be subject to, or become liable for, legal claims by tenants or other parties relating to work performed by the third-party service providers, even if the Fund has sought to limit or disclaim its liability for such claims or have sought to insure itself against such claims.

vi. Failing to Raise Enough Capital

This Offering is being conducted on a "best efforts" basis. No guarantee can be given that sufficient capital will be raised to meet the Fund's objectives. If the Fund fails to raise enough capital, the Manager may, in its sole discretion, return the funds to the Investors, in which case, Investors would have lost the ability to invest funds elsewhere during that time. There is also a risk that the Fund may use the funds to conduct this Offering and/or operations of the Fund and therefore, the amount an Investor receives back may be less than they contributed.

vii. Need for Additional Capital

Even if this Offering is successful, the Fund might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors. If the Fund seeks to raise additional capital in the form of equity, Investors may be diluted.

viii. Possible Lack of Distributions

There can be no guaranteed distributions of any kind. Distributions of cash flow during operations will be available only to the extent revenue exceeds expenses (which may include unforeseen expenses that may arise). Additionally, even if there is cash flow from operations, the Manager, in its sole discretion, may cause the Fund to retain some or all of such funds for working capital purposes, further renovations, reserves or any other purpose the Manager deems necessary to carry out the purpose of the Fund. Therefore, there can be no assurance as to if or when there will be any distributions available from cash flow.

Additionally, distribution of proceeds from a Capital Transaction will only be available after all obligations (including any debts) are satisfied by the Fund and after all expenses related to the Capital Transaction are paid. In the event obligations and expenses exceed proceeds from a Capital Transaction, Investors may not receive distributions from such an event. Accordingly, there can be no guarantee that Investors will receive a return of their Capital Contributions.

ix. No Guaranteed Return of Investor's Capital Contributions

The investments offered hereby are speculative and involve a high degree of risk. There can be no guarantee that an Investor will realize a substantial return on the investment, or any return at all, or that the Investor will not lose the entire investment. For this reason, each prospective Investor should read this PPM and all documents in the

Subscription Agreement carefully and should consult with his/her or its own legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

x. Banking Risks:

The Fund intends to open bank accounts at FDIC-insured banks for the operation of the business (which may include a segregated account which holds Investor's funds until such funds are deployed). Such banks shall be determined in the sole discretion of the Manager. There is a risk that these banks will become insolvent, the FDIC insurance may be insufficient to provide such funds back to the Fund.

xi. Breaches of Security

It is possible that the Fund's systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Fund, the Manager and its vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

xii. Ministerial Errors and Omissions

Any clerical mistakes or errors in the PPM should be considered ministerial in nature and not a factual misrepresentation or a material omission of fact.

b. Securities Risks

i. Governmental Regulation

The industry in which the Fund will become an active participant may be highly regulated at both state and federal levels, both with respect to its activities as an issuer of securities and its investing activities. Some of these regulations are discussed in greater detail below under "U.S. Securities Laws and Foreign Investors," "Compliance with Anti-Money Laundering Requirements," "Usury Risk," "Risk that the Fund May Become Subject to the Provisions of the Investment Company Act of 1940," "Risk that the Manager May Become Subject to the Provisions of the Investment Advisers Act of 1940," "The Fund's Reliance on Exclusions from the Investment Company Act May Impact Certain Investment Decisions," and "Recent and Anticipated Legislative and Regulatory Activity." The Fund or the Fund Assets may be subject to governmental regulations in addition to those discussed in this PPM, and new regulations or regulatory agencies may develop that affect the Fund's operations and ability to generate revenue. The Fund will attempt to comply with all applicable regulations affecting the markets in which it operates. However, such regulation may become overly burdensome and therefore may have a negative effect on the Fund's ability to perform as illustrated.

ii. Lack of a Market

The Class A Shares are illiquid meaning there will be no public market for your Class A Shares. Additionally, by law, Investors may not sell their Class A Shares unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration. Taking this into account, Investors should plan to own their Shares until the Fund is dissolved.

iii. Shares are Not Insured

The Shares are not insured or guaranteed by the Federal Deposit Insurance Corporation (the "FDIC"), the Securities Investor Protection Corporation (the "SIPC") or any other governmental agency or any other public or private entity, in contrast to certificates of deposit or accounts offered by banks, savings and loan associations or credit unions.

Investors will be dependent on the Manager's ability to effectively manage the Fund's business to generate sufficient cash flow for the repayment of Investor's capital and the generation of any profit. If Fund cash flow proves inadequate, Investors could lose part or all their investments.

iv. **Arbitrary Share Price**

The price of the Shares has been arbitrarily determined by the Manager based primarily on the expenses incurred as a result of this Offering, the cost of organizing the Fund, the amount the Manager anticipates the Fund needs to meet the Fund's investment objectives, and other financial considerations. The Offering price of Shares is not necessarily indicative of the value of the Fund, the Shares, or any or all of the Fund's asset(s). The Fund cannot assure that any Shares, if transferable, can be sold for the Offering price or any amount.

v. **No Registration Under Securities Laws**

The Manager is not registered and does not intend to register as (i) an investment adviser under the Investment Advisers Act of 1940 or similar state laws; or (ii) an investment company under the Investment Company Act of 1940 or similar state laws; (collectively, the "Investment Acts") in reliance upon one or more exclusions or exemptions to registration under the Investment Acts. Additionally, the Shares will not be registered under the Act, and the Fund is not and does not intend to register as an investment company under the Investment Company Act in reliance on one or more exemptions under such laws.

Therefore, the Manager and the Fund will be subject to less oversight by governmental regulators, and investors in the Fund will not receive certain legal rights and disclosures that they otherwise would be entitled to under the Investment Acts.

Additionally, the Manager, its Affiliates, or the Fund have not and will not register as broker-dealers under the Securities Exchange Act of 1934 (as amended, the "Exchange Act") or with the Financial Industry Regulatory Authority ("FINRA") and are consequently not subject to the recordkeeping and specific business practice provisions of the Exchange Act and the rules of the FINRA.

No opinion or no-action position with respect to the registration of the Manager or the Fund under the Investment Acts (or other applicable law) have been requested of, or received from, the SEC. If the SEC or a court of competent jurisdiction were to find that the Manager or Fund are required to but - in violation of the Investment Acts (or the Act, or other applicable law) - have failed to register as an investment company, an investment advisor, a broker/dealer with the SEC or FINRA, or failed to register the Shares with the SEC, the Fund could pay a substantial amount in penalties, expenses, and fees - including, without limitation, legal fees for defending such action, and legal fees required to come into compliance with the Investment Acts or the Act as well as ongoing legal and administrative fees to remain in compliance with Investment Acts or the Act.

Other possible consequences include, but are not limited to, the following: (i) the SEC could apply to a district court to enjoin the violation; (ii) Members could sue the Fund and/or the Manager and recover any damages caused by the violation; and (iii) any contract to which the Fund is party whose performance involves a violation of the Investment Acts, or the Act would be unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than non-enforcement and would not be inconsistent with the purposes of the Investment Acts or the Act. If the Fund is subject to any or all of the foregoing findings by the SEC or a court of competent jurisdiction, the Fund and the Members would be materially and adversely affected.

c. Conflicts of Interest Risks

i. Management

The Fund does not currently have its own officers, directors, or employees. The Manager supervises and controls the business affairs of the Fund, locates investment opportunities for the Fund, raises capital for the Fund, administers the financial affairs of the Fund, and renders certain other services. The Manager, however, shall devote only such time to the Fund's affairs as may be reasonably necessary to conduct its business. The Manager, and/or its Affiliates and principals, may be a manager of other companies (some of which may directly compete with the business of the Fund) and have other business interests of significance. These conflicts are described in greater detail under "Conflicts of Interest" below.

The Manager, however, believes that it will have sufficient assistance, consultants, independent contractors, and business managers to perform all necessary responsibilities to the Fund.

ii. Competition

The Manager and its principals, members, managers, officers, agents or Affiliates may be owners, managers, investors, partners, or employees of other businesses, including businesses with similar purposes and objectives to the Fund, and which may engage in capital raising activities. For example, the Manager may currently own and/or establish real estate entities including, without limitation, real estate funds.

It is possible that these other businesses will have, own and/or manage real estate in the same geographic location as the Properties and may compete with for tenants. Furthermore, it is possible that these other businesses will have funds to invest at the same time as the Fund and may compete for the assets such funds are invested in. There will then exist conflicts of interest on the part of the Manager between the Fund and the other businesses of the Manager. The Manager and/or its Affiliates may also may (or has) acquire or develop real estate for their own accounts.

The Manager and its principals, members, managers, officers, agents or Affiliates will not be prohibited from providing other services (such as, for example, property management, construction, or consulting) to other companies that may compete with the Fund.

Neither the Fund nor any of the Members shall have any rights in such independent businesses, and the Manager and its principals, members, managers, officers, agents or Affiliates are under no obligation, legal or otherwise, to offer the Fund or any Member the opportunity of operating, managing or investing in any other enterprises or services.

The Manager and its principals believe that each principal and/or employee will have sufficient time to discharge fully their respective responsibilities to the Fund and to other business activities (including other investment entities) in which they are or may become involved. However, the Manager and its and its principals, members, managers, officers, agents or Affiliates may devote only so much time to the Fund as is reasonably required. Therefore, conflicts may arise in the allocation of the Manager's or its member's time among its other business activities.

iii. The Manager May Hire Affiliates

The Manager may hire a member of the Manager or their principals, members, or managers, or Affiliates, such as architects, construction companies, property managers, contractors, vendors, or suppliers to provide services to the Fund. This may cause a conflict of interest when the Manager is determining which service providers to use. Fees for such services will be commensurate with rates charged by local providers of such services. Neither the Fund nor any Member shall be entitled to any interest or compensation for such Affiliate's services.

iv. **Compensation**

The compensation the Manager will receive is described in the section entitled MANAGEMENT'S FEES AND DISTRIBUTIONS." These fees were not determined by arms-length negotiations. As a result, the Fund may pay higher fees to the Manager and its affiliates than it might otherwise pay to an independent third-party manager. The Manager will be entitled to such fees regardless of profitability of the Fund. Such compensation may create a conflict of interest.

v. **Acquisition of Shares**

The Manager, its members or Affiliates may acquire Class A Shares. They will do so in the same terms and conditions as other Class A Members with the exception that the Manager may, in its sole discretion, allow a purchase of less than the Minimum Investment Amount required to become a Class A Member.

vi. **Lack of Separate Representation**

The Fund, Class A Members, and the Manager are not represented by separate counsel. The attorneys and accountants who perform services for the Fund may also perform services for Affiliates of the Manager or its members. Such dual representation will likely continue. If a dispute arises between the Manager and a Class A Member(s), or should there be a necessity to negotiate or prepare contracts and agreements between the Manager and the Class A Members other than those existing or contemplated by this PPM, the Manager may cause the Fund to retain separate counsel for such matters.

vii. **Removal of Manager**

Pursuant to the Operating Agreement, the Manager may be removed by Investors only for "cause" (as such term is used in the Operating Agreement) by a Super Majority Vote of the Class A Members. The Class A Members who believe cause exists must first submit their case for arbitration pursuant to the Operating Agreement. Even if an arbitrator finds that cause exists, the Class A Members must still participate in a meeting to give the Manager a hearing before the Members who will then vote to remove the Manager.

viii. **Risk of Additional Investors**

The Fund is open-ended, which means it will continue to solicit or accept further investment during the life of the Fund. The Member's Membership Interest percentage may fluctuate as additional funds are raised and additional Members invest in the Fund throughout the Offering, or as existing Members exit the Fund. It is expected that the additional investments from additional members will provide the Fund with increased purchasing power, thus enabling the Fund to purchase more Assets at more attractive prices.

d. **Risks Related to Real Estate and the Fund's Business Sector**

i. **Risks in the Real Estate Industry**

Investment in real estate involves various risks which the Manager has little or no control of. Such risks could materially and adversely impact the value of the Fund's investments. Such risks include, without limitation, (i) downturns in national or local economic conditions which can result from a slowdown in the national or local economic growth and a longer than normal recovery; an increase in unemployment, a decline in population growth in the locality in which the investment is located, a change in the characteristics of the area in which the real property is located, restrictive governmental regulation, an oversupply of the asset class in which the Fund invests and/or a decline in popularity of such asset class; (ii) changes in prospective tenant's or prospective purchaser's financial condition; (iii) floods, fires, and other acts of God and other casualty risks, some of which are uninsurable; (iv) changing laws including environmental laws and changing state and local regulations, (v) changes in local and national governmental policies; (vi) changes in interest rates established by the Federal Reserve; and international crises; (vii) environmental contamination or liabilities; (viii) competition from new and existing properties which may result in lower occupancy levels, and (ix) the continuing effects of the COVID-19 pandemic and other future pandemics.

ii. Risk of Unspecified Investments

There is no information as to the nature and terms of any future investments that the Fund might make that an Investor can evaluate when determining whether to invest in the Fund, and Investors will not generally have an opportunity to evaluate for themselves or to approve the investments. Investor's may disagree with Manager's investment decisions.

In purchasing a Property, the Fund may assume known, unknown or contingent liabilities in connection with future acquisitions. The Manager will have complete discretion regarding properties to be acquired by the Fund. Investors must rely solely on the Manager with respect to the selection, amount, character, and economic merits of each potential investment.

In addition, the return from an investment in the Fund will depend, in part, on the timing of the Fund's investment of the capital contributed to the Fund. The Manager will seek to identify properties that fit within the Fund's overall investment strategy as soon as practicable, but it is possible that the Manager is not able to find properties that fit within its criteria in an efficient manner which may result in lower overall returns in the Investor's capital. Even if the Manager identifies a property and enters into an acquisition agreement, each property so identified will be subject to due diligence review by the Manager and other experts and is subject to unforeseen delays. Furthermore, there is a risk that the Fund may not always be successful in acquiring properties that satisfy its investment criteria when the Fund is in competition with prospective purchasers seeking to acquire the same property. Such unsuccessful acquisition attempts may nevertheless result in expenses related to such transactions becoming payable by the Fund.

iii. Due Diligence

The Manager or its Affiliates may perform a level of due diligence on the Properties it deems appropriate under the circumstances. In making the assessment and otherwise conducting customary due diligence, the Manager will rely on the resources available and, in some cases, investigations by third parties. There can be no assurance that all of the information the Manager reviews will be accurate or complete in all respects. Therefore, there can be no assurance that the due diligence processes will uncover all material facts that would be necessary to the Manager's decision to acquire the Properties or that the Manager will reach accurate conclusions about the information it reviews.

iv. Environmental Risks

The Manager may make reasonable investigations into whether the Properties contain toxic or hazardous substances, these investigations will not guarantee that the Properties are free of toxic or hazardous substances, nor can the Manager ensure that the Properties will not become contaminated with toxic or hazardous substances subsequent to buying it. Under federal and state laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property. Therefore, the Fund could incur significant costs in fines and clean-up costs associated with such hazardous substances. Additionally, the value and the marketability of the Properties may decrease due to such contamination.

v. Limited Warranties from Seller

The Fund will likely obtain very limited warranties from the sellers of the Properties. In effect, the Fund will buy the Properties on an "as is" basis.

vi.   Liability for Personal Injury

As the owner of rental real estate, the Fund will face significant potential liability for personal injury claims, e.g., "slip and fall" injuries. Although the Fund may carry insurance against potential liability in amounts it believes are adequate, it is possible that the Fund could suffer a liability in excess of its insurance coverage.

vii.   Insurance and Casualty Losses

The Manager will make all decisions regarding the insurance placed on the Properties. Nonetheless, even if the Fund carries adequate insurance, the Properties could be adversely and materially affected by casualties such as fires, flooding, riots or other criminal activity, and mold infestations. Insurance for certain types of losses, generally of a catastrophic nature (hurricanes, earthquakes and floods) may not be available in the area where the Fund invests. Furthermore, even if such insurance is available, it may be prohibitively expensive as they are not usually covered by standard hazard and liability insurance policy. The Fund may proceed without insurance coverage for certain extraordinary risks if it cannot secure an appropriate policy or if the Manager believes that the cost of the policy is too high with respect to the risks to be insured.

Additionally, it is possible that, due to inflation, changes in building code, construction costs and other factors, the cost of repair or replacement exceeds the amount that the proceeds from an insurance claim will cover. It is also possible that the insurance company will deny the claim or determine that the value of the claim is less than the cost to restore the Properties. Such instances could result in the Fund needing additional financing to restore the Properties or pursuing legal action to enforce its claim. Such actions could negatively impact the Investor's returns. It is also possible that the Manager accidentally allows the policy to lapse and, therefore, the Fund could suffer significant loss.

Furthermore, the financial condition of one or more insurance companies that the Fund holds policies with may be negatively impacted, which could result in their inability to pay on future insurance claims. Their inability to pay future claims may have a negative impact on the Fund's financial results. In addition, the failure of one or more insurance companies may increase the costs to renew or replace insurance policies or increase the cost of insuring the Properties.

viii.   Inflation Risk

Substantial inflationary or deflationary pressures could have a negative effect on rental rates, operating expenses and the value of the Properties. The general risk of inflation is that interest on debt and general and administrative expenses increase at a rate faster than increases in the rental rates, which could adversely affect the Fund's operations, cash flow and ability to make debt service payments to lenders and distributions to Investors.

ix.   Hospitality Risks

Current economic conditions may adversely affect the hotel industry. The performance of the hotel industry has historically been closely linked to the performance of the general economy and, specifically, growth in United States Gross Domestic Product. It is also sensitive to business and personal discretionary spending levels. Continued progress in lodging demand to more normalized levels will be largely dependent upon an improving U.S. economy, an improved profit outlook for corporate America, increased employment growth, and improved levels of consumer confidence. Declines in corporate budgets and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions could lower the revenues and profitability of the LLC, which in turn could materially adversely affect the LLC's financial condition, results of operations and cash flows, and consequently, amounts available for distribution to Members. The LLC's results of operations may be affected by various operating risks common to the hotel industry. The LLC's hotel investments will be subject to various operating risks common to the hotel industry, many of which are beyond the LLC's control, including the following:

- competition from other hotel properties in property submarkets;
- over-building of hotels in property submarkets;
- dependence on business and commercial travelers and tourism;
- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- adverse effects of international, national, regional and local economic and market conditions;
- unforeseen events beyond the LLC's control, such as terrorist attacks, travel related health concerns, including pandemics and epidemics such as H1N1 influenza (swine flu), avian bird flu, SARS, political instability, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters such as hurricanes, tsunamis or earthquakes;
- adverse effects of a downturn in the hotel industry; and
- risks generally associated with the ownership of hotel properties and real estate.

These factors could reduce revenues and profits of the LLC's hotel investments, which in turn could materially adversely affect the LLC's financial condition, results of operations and cash flows, and consequently, amounts available for distribution to investors. The LLC faces risks related to pandemic diseases, which could materially and adversely affect the hotel industry and result in reduced demand for the LLC's hotels. A pandemic disease could have a material adverse effect on the travel industry and the LLC's business.

The cyclical nature of the hotel industry may cause fluctuations in the LLC's financial performance.

The hotel industry is highly cyclical in nature. Fluctuations in hotel demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the hotel industry's performance and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy tend to increase when demand growth exceeds supply growth. A decline in hotel demand, or a continued growth in hotel supply, could result in returns that are substantially below expectations or result in losses, which in turn could materially adversely affect the LLC's financial condition, results of operations and cash flows, and consequently, amounts available to make distributions to investors. Funds spent to maintain franchisor operating standards or the loss of a franchise license may reduce cash available for distributions or otherwise negatively affect the LLC's financial performance.

The LLC's hotel investments will typically operate independently, but reserves the right to opportunistically operate under franchise agreements with various hotel chains, such as Marriott, Hilton, and others.

The maintenance of those franchise agreements will be subject to certain operating standards and other terms and conditions. The LLC expects that franchisors will periodically inspect the LLC's investments to ensure that the applicable operating entity and management company are following the franchisor's standards. Failure by the operating entity or the management company to maintain these standards or other terms and conditions could result in the franchise agreement with the franchisor being canceled, which would have a materially negative effect on the applicable operating entity and the LLC. In the event of a default, the LLC could be liable to the franchisor for a termination payment. In connection with the franchise agreement, the franchisor could require the LLC to make capital expenditures, even if the LLC does not believe the capital improvements are necessary or desirable or will result in an acceptable return on its investment. While the LLC could try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license, the loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The LLC and each of the Operating Entities intend to enter into agreements with hotel brands in connection with the closing of acquisitions of hotels.

There can be no assurance that the LLC's business, results of operations, and financial condition will not be adversely affected by changes in consumer spending.

A downturn in the U.S. or global economy could impair discretionary spending, which could adversely affect sales and the anticipated exit strategy. There are certain risks inherent in hotel ownership. The LLC will be subject to the risks generally incident to the operation of hotels, including, without limitation, the following: uncertainty of cash flow to meet fixed obligations; adverse changes in general or local economic conditions; excessive hotel openings resulting in an over-supply; relative appeal of particular types of facilities to patrons, customers, and vendors; reduction in the cost of operating competing businesses; decreases in employment, reducing the demand for hospitality in the area; the possible need for unanticipated renovations; adverse changes in interest rates and availability of funds and other changes in operating expenses; changes in governmental rules and fiscal policies; acts of God, including earthquakes, which may cause uninsured losses; the financial condition of patrons and customers of the Operating Entities; environmental risks; loss to or condemnation of the property owned by an Operating Entity; and other factors which are beyond the control of the LLC. Liquidation of or dissolution of the LLC may be delayed until the loans incurred to finance the hotel portfolio are repaid in full, or the hotels have been refinanced or sold, if applicable.

Decreases in actual income from anticipated amounts, or increases in operating expenses, among other factors, could result in the LLC's or an Operating Entity's inability to meet all its cash obligations.

Any decrease in income received by the LLC may reduce, and possibly eliminate, the amount of cash available for distribution to Investors, since operating expenses, such as taxes, utility costs, maintenance, and insurance are unlikely to decrease significantly, and other expenses such as food, labor, advertising, and promotion may increase. If the income from operations of the hotels is not sufficient to meet operating expenses, the LLC may have to dispose of one or more of its hotel investments on disadvantageous terms in order to raise needed funds, which would likely have a materially adverse impact on its results of operations. There are additional hotel-specific risks. The LLC intends to purchase and renovate existing hotels, which presents an additional set of risks, which include the following, all or any of which, if they were to occur, would likely have a material adverse effect on the LLC's financial condition: (1) a decrease in travel, both for business and pleasure, resulting from a variety of factors, including without limitation general economic conditions, travel patterns, the regional economy, and reduced consumer spending; (2) competition within the lodging and conference center industry itself for guests and patrons, which competition is intense and highly competitive, with some competitors possessing substantially greater marketing and financial resources that are used to increase marketing as well as to improve their facilities or reduce price and competition with alternative lodging sources including internet-based peer to peer home, room and apartment sharing services; (3) a decline in the reputation of one the LLC's hotel investments or hotel brands attributable to a lack of available capital to maintain the facilities, technology, and adequate employee staffing; (4) the risk of seasonality of a hotel's attractions to guests and visitors to the property; and (5) regulatory issues unique to the lodging industry, which affect the Operating Entities, including environmental compliance, which would be outside the control of such Operating Entity. Because hotel rooms and conference spaces are rented for relatively short periods of time compared to most commercial properties, hotels and conference centers are highly impacted much more quickly by adverse economic conditions and competition than other commercial properties that are rented for longer periods of time. The hotel industry is highly competitive.

The LLC's hotel investments will compete with traditional full service and limited service hotels and lodging facilities.

The LLC will also face competition from alternative lodging including peer-to-peer internet sources that allow travelers to stay at homes, rooms or apartments booked through owners thereby providing an alternative to hotel rooms. The LLC will compete for customers based on, among others, brand-recognition, reputation, location, room rates, location, room and conference space availability, and amenities. New hotels may be constructed within the LLC's markets creating additional competition in some cases without the demand for additional hotel rooms, which could affect the LLC's ability to increase rates or occupancy. If the LLC's is unable to compete effectively in its markets, the LLC's financial condition could be adversely affected. Security breaches and guest data theft could have a material adverse effect on the financial condition of the Operating Entities and the LLC. The Operating Entities collect, transmit, and retain large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that the Operating Entities maintain and in those maintained by third parties with whom the Operating Entities contract to provide services.

The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding.

The Operating Entities systems may not be able to satisfy these changing requirements and guest and employee expectations or may require significant additional investments or time to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten the Operating Entities' information systems and records. A breach in the security of information technology systems or those of service providers could lead to an interruption in the operation of internal systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, guests' or other proprietary data or other breach of information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt operations, damage the Operating Entities' reputation and expose the Operating Entities to claims from guests and employees, any of which could have a material adverse effect on financial condition and results of operations.

The LLC's success is and will continue to be dependent on its current management personnel for the operation of its business and the operation and development of the hotel portfolio.

The LLC is also dependent on the continued personal involvement of the General Partner and its members, and affiliates, in the portfolio. The loss of the Manager's services (or those of its members, or affiliates) could have a material adverse effect on the LLC's business, financial condition, and results of operations. The Operating Entities will also be required to hire and retain skilled employees at all levels of operations in a market where such qualified employees are in high demand and are subject to receiving competing offers. Any inability to hire needed employees on a timely basis, and the inability to retain those that are so hired, could have a material adverse effect on the portfolio's ability to generate projected results from operations.

The Operating Entities are subject to government regulation.

The operations of the portfolio are and will be subject to various federal, state, and local laws and regulations, as well as court decisions, which may affect operations. Difficulties or failures in obtaining required licenses or other regulatory approvals could delay securing a permanent certificate of occupancy or otherwise hamper completion of the new hotels or beginning operations once completed. The suspension of, or inability to renew, a license could interrupt operations of an Operating Entity. The Operating Entities will continue to be subject to federal, state, and local laws establishing minimum wages, unemployment taxes, and sales taxes, and regulating overtime, working conditions, and similar matters over which the LLC will have no control. The Operating Entities' operations will be subject to federal, state, and local regulations, including regulatory provisions relating to sanitation, health, and safety. All of these laws, regulations, and court decisions could have negative impact on the Operating Entities' operations, financial results, and ability to compete. Suspension of an Operating Entity's ability to operate by any regulatory agency would have a material adverse effect on the profitability of the Operating Entity and the LLC. Increased regulation of various aspects of the Operating Entities' operations, should this occur, could also have an adverse effect on the Operating Entities' and the LLC's financial position.

There are no assurances that the Operating Entities will be able to obtain the requisite permits.

Prior to securing a final certificate of occupancy for a hotel, certain building and safety, handicapped, and other permits may need to be obtained or extended. Additionally, public health, fire and safety, and other licenses may also need to be obtained. While the Manager believes that there should be no impediments to obtaining any necessary permits and licenses or obtaining any consents or approvals, no assurance can be made that they will be obtained.

The LLC may incur liabilities with the purchase of the membership interests of entities operating hotels.

The LLC may structure an investment into a hotel by purchasing the membership interests in the entities that currently operating the hotel. These entities may have known or unknown liabilities that may not be covered by the indemnification provisions of the applicable purchase agreement or that the seller may not pay or may be unable to pay pursuant to the indemnification provisions which may have affect the applicable Operating Entity's and the LLC's financial conditions and ability to pay distributions to the Investors.

x. **Liabilities of Real Estate Development**

The Fund, in the Manager's discretion, may hire and supervise third-party contractors to provide construction, engineering and various other services for a development project. The contracts entered into for these services may require the Fund to be considered the principal rather than the agent. As a result, the Fund may assume liabilities in the course of the project and be subjected to, or become liable for claims for construction defects, negligent performance of work or other similar actions by third parties that have been engaged.

Adverse outcomes of disputes or litigation could negatively impact the Fund, results of operations and financial condition, particularly if the damages the Fund is liable for exceed the amounts of the insurance the Fund carries. Moreover, tenants may seek to hold the Fund accountable for the actions of contractors. Such a circumstance could cause the Fund to incur significant legal costs to defend.

xi. **Risks of Construction Delays and Increased Costs**

Investing in land that is undergoing development and construction activities is subject to uncertainties such as the ability to achieve the desired zoning, environmental concerns of governmental entities or community groups and a builder's ability to control construction costs or to build in conformity with plans, specifications, timetables, and local building code. The Fund, through the Manager, may have to institute legal action to compel performance, or rescind a construction contract if a builder fails to perform. Additional risks may exist when the Fund makes periodic progress payments or other advances to contractors prior to completion of construction. Construction delays could give tenants the right to terminate preconstruction leases. These and other such factors can result in increased costs of such a development project.

Additionally, the Fund will be subject to normal lease-up risks relating to newly constructed projects. The Manager will underwrite the development project based upon projections of rental income, expenses, and estimates of what the fair market value of the Properties will be upon completion of construction. If these projections are inaccurate, the returns to investors may be adversely affected.

xii. **Asset Specific Real Estate Risks**

The Fund will invest in real estate assets which rely on rent due from tenants to produce income. In addition to the risks related to real estate in general, there are additional risks involved in investing in such assets specifically. Real estate assets that depend on monthly rents are particularly vulnerable to risk that the population levels, economic conditions, or employment conditions may decline in the surrounding geographic area. Any of these developments would have an adverse impact on the occupancy rates, rent levels, and property values of similar assets in the area.

Furthermore, unlike many other types of real estate investments, single family homes do not have tenants occupying large portions of the property whose lease payments provide reliable sources of income for extended lease terms. Instead, single-family homes typically have individual residential tenants with very limited net worth and with lease terms that are typically one year or less. single-family homes generally experience frequent tenant turnover due to factors such as transient populations, new competition in the area, and changes in the tenants' economic status. In addition to continuously needing to replace vacating tenants, tenant turnover at single-family homes causes the property owner to incur significant rehabilitation and maintenance costs in order to prepare units for new tenants.

Additionally, the revenue generated from one single-family home is typically used to pay for the expenses associated with that house. However, if the property remains vacant for a significant period of time, the costs to maintain the property may need to be offset by other income of the Fund. If enough properties remain vacant for a significant period of time, the business (and Investor's returns) could be materially and adversely affected.

xiii. Construction Costs Increases

The Properties may require some construction and/or expensive renovations or modifications. The estimated cost for such improvements may increase due to unforeseen circumstances including but not limited to labor shortages or unrest and productivity issues, inclement weather, health and safety hazards, subcontractor default and change orders, and subcontractor supplies and equipment price increases.

xiv. Actions by Competitors

The acquisition of the Property entails various risks, including risks that the investment may not perform as expected. The Fund will compete with other owners of real property including owners who may be better capitalized (including public and private REITS, and other private investors) on the basis of a wide range of factors, including location, age, functionality, construction quality, maintenance and design, supply and demand of similar assets to the Property. If the Fund's competitors offer space at rental rates below current market rates or below the rental rates that the Fund currently charges its tenants, it may lose potential tenants, and may be pressured to reduce the rental rates below those its currently charges in order to retain tenants when their leases expire. As a result, the Fund's financial condition, results of operations, cash flow and ability to make distributions could be materially and adversely affected.

Additionally, if such competitors sell similar assets in the market at and/or below valuations of the Fund's assets, the Fund may be unable to divest its assets at favorable pricing or on favorable terms or at all.

xv. Compliance With Changing Laws

Compliance with or changes in (i) laws increasing the potential liability for environmental conditions existing on the Property or the restrictions on discharges or other conditions or (ii) rent control or rent stabilization laws or other laws and regulations regulating housing, such as the Americans with Disabilities Act and the Fair Housing Amendments Act of 1988, may result in significant unanticipated expenditures or unanticipated reductions in revenue, which could adversely affect the Fund's cash flow from operations and the ability to make distributions to Investors.

xvi. Operating Expenses and Illiquidity

Operating expenses may increase beyond the rent levels obtainable by the Fund or rental income may decline due to vacancies, which can be the result of improper management, a change in the social patterns in the area, and/or downturn in the local economy that negatively effects prospective tenants' financial condition. If such events were to occur, Fund may not have the revenues necessary to conduct operations and may be required to seek additional financing option or look to sell the assets earlier than anticipated.

Real estate is illiquid in that it may be harder to sell than other assets. It is fixed in location and is subject to adverse social and economic changes and uses, rising operating costs (including taxes, insurance, utilities, and maintenance), construction-related deficiencies, vacancies and collection difficulties. The Fund may not be able to sell a Property in a timely manner under such adverse conditions or for a desirable price.

xvii. Natural Disasters

The Properties may be located in an area that may experience catastrophic weather and other natural events from time to time, including fires or other severe inclement weather. These adverse weather and natural events could cause damage or losses that may be greater than insured levels. In the event of a loss in excess of insured limits, investors could lose their capital invested in the Properties, as well as anticipated future revenue from the Properties. The Fund would also continue to be obligated to repay any indebtedness or other obligations related to the Properties. Any such loss could adversely affect the Manager's business, financial condition and results of operations.

xviii. Effect of Market Conditions on Liquidation

Determining when a Property will be sold will be made by the Manager in its sole discretion, with consideration of relevant factors including existing economic conditions in real estate and capital markets. There is a risk that at the time of the projected sale, the marketplace may differ from that which was projected. This may require the Fund to hold a Property longer than anticipated, or sell for less than expected. Despite the Manager's projections, an Investor should be prepared to leave their Capital Contribution with the Fund until all or substantially all of the Fund's assets are sold. There can be no guarantee that the Fund can sell its assets or sell them on favorable terms to Investors.

xix. Risks from COVID-19

As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 will affect real estate assets in a number of ways, both positively and negatively. The Manager believes this investment will be successful notwithstanding any negative effects, but neither the Manager nor anyone else knows for certain what the real estate landscape will look like in the future.

e. Risks Specific to Members

i. Risk that the Stated Value of Individual Assets is Incorrectly Determined by the Manager

The Manager will develop and utilize a consistent methodology to calculate the Stated Value of each individual Asset on an ongoing basis, typically calculating this Stated Value for each Asset at the time of origination or acquisition and at the end of each calendar quarter. The Manager will use methodologies that it deems reasonable based on various valuation practices commonly used in similar businesses in the industry including Broker Price Opinions ("BPOs"), Comparative Market Analyses ("CMAs"), appraisals, comparable sales of other assets similar to Assets, historical data and trends from actual sales, disposition, or performance of Assets, cash balances (in the case of cash Assets), and other such methodologies generally used and accepted in the market. This being said, the determination of Stated Value of any given Asset may be highly subjective and may change continuously on an ongoing basis. There is no guarantee that any Stated Value as determined by the Manager of one or more of the Assets is an accurate representation of the true current value of any Asset and as such, the Unit Price may not fairly represent the then current true value of the Units. Furthermore, the Manager may be subject to certain conflicts of interest in determining the Stated Value since such Stated Value will be the basis for the calculation of its management fees.

Although the Manager will use methodologies that it believes are based on reasonable approaches to establishing value, it may modify, alter, or improve its methodologies in its sole discretion at any time during the life of the Fund. The Manager shall make all determinations as to Stated Value of the Assets in its sole discretion.

ii. Risk that the Price Charged for a Unit does not Reflect its Value

The price at which the Fund will offer Units pursuant to the Offering has been arbitrarily determined by the Manager and does not necessarily bear any relationship to the Assets, book value, earnings or net worth of the Fund or any other established criteria or value.

iii. Rights of Members are Restricted

The Class A Interests offered for sale have limited voting rights, as further described in the Operating Agreement. No Member is entitled to exercise any control over the Fund's day-to-day operations, which operations shall be entirely in the hands of the Manager. Voting by the Members is provided in a limited number of specific situations, as further set forth in the Operating Agreement.

6. FIDUCIARY DUTIES OF THE MANAGER-EXCULPATION AND INDEMNIFICATION

The Manager of a limited liability company customarily owes a duty to the Fund to act in good faith, in a manner they reasonably believe to be in the best interest of the Fund, and to act with the care that an ordinarily prudent person in a similar position would use under similar circumstances. Additionally, the Manager may have a duty of loyalty and disclosure under fiduciary rules of the applicable state. However, the Operating Agreement provides the Manager with broad discretion when managing the affairs of the Fund and may rely on information and/or advice from third parties, if such reliance is reasonable.

a. Exculpation

The Operating Agreement provides that if the Manager its Affiliates, their members, managers, officers, employees, and agents, and the officers, employees, and agents of the Fund acted in good faith and in a manner that it reasonably believed to be in and not opposed to the best interest of the Fund (including if such persons acted in reliance on advice from third parties), such Persons will not be liable to Investors or the Fund for mistakes, errors in judgment, or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud or willful misconduct by such persons.

b. Indemnification

Additionally, the Operating Agreement also requires the Fund to indemnify (reimburse) the directors, officers and employees of the Fund and their Affiliates from losses, liabilities, and expenses they incur in performing their duties, provided that they (i) acted in good faith and in a manner believed to be in, or not opposed to, the best interests of the Fund and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, and (ii) the challenged conduct did not constitute fraud or willful misconduct in either case as determined by a final, nonappealable order of a court of competent jurisdiction. The Fund may advance prospective reimbursable amounts anticipated to be indemnified in the sole discretion of the Manager as further described in the Operating Agreement.

As a result of such indemnification Members may have a more limited right of action than they would have absent these provisions in the Operating Agreement. Any such indemnification shall only be recoverable out of the assets of the Fund and not from Member. A successful claim for such indemnification would deplete the Fund's assets with the amount paid.

7. TAX ASPECTS OF THE OFFERING

THE TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF MEMBERSHIP INTERESTS ARE SIGNIFICANT AND COMPLEX. IT IS IMPOSSIBLE FOR ANY OFFERING STATEMENT SUCH AS THIS TO ADDRESS ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO MEMBERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR TO MEMBERS SUBJECT TO SPECIAL RULES UNDER U.S. FEDERAL INCOME TAX LAWS.

THEREFORE, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR INDIVIDUAL TAX ADVISORS WITH RESPECT TO THE TAX RAMIFICATIONS OF ANY INVESTMENT IN THE FUND.

THIS FUND IS NOT A TAX-ORIENTED INVESTMENT.

a. Tax Law Changes

The existence and number of particular credits and deductions, if any, claimed by the Fund may depend upon various determinations and allocations, characterizations of payments, and other matters which are subject to potential controversy on factual as well as legal grounds. Changes in the tax code and official interpretations thereof after the date of this PPM may eliminate or reduce any perceived tax benefits from an investment in Shares. There can be no assurance that regulations having an adverse effect on the Fund or Investors will not be issued in the future and enforced by the courts. Any modification or change in the tax code or the regulations promulgated thereunder, or any judicial decision, could be applied retroactively to any investment in the Fund. In view of this uncertainty, prospective Investors are urged to consider ongoing developments in this area and consult their advisors concerning the effects of such developments on an investment in the Fund in light of their own personal tax situations.

Additionally, a shortfall in tax revenues for states and local jurisdictions in which the Properties are located may lead to an increase in the frequency and size of changes to the tax the state or local codes which may adversely affect the Fund. If such changes occur, the Fund may be required to pay additional state and local taxes. These increased tax costs could adversely affect the Fund's financial condition.

b. Absence of Ruling or Opinion

The Fund will not seek a ruling from the IRS or an opinion of counsel with respect to any tax matters described in this Offering Statement. The IRS, in an audit, may determine the tax liability to the Fund to be greater than anticipated (e.g., if the IRS determines that the Fund is a corporation for tax purposes) which could adversely impact the Fund.

c. Risk of Audit

Information returns filed by the Fund are subject to audit by the federal, state or local tax authority. An audit of the Fund's returns may lead to adjustments of an Investor's return with respect to items other than those relating to the Investor's investment in the Fund, the costs of which would be borne by the affected Investors. The tax treatment of items of partnership income, loss, deductions, and credits will be determined at the partnership level in a unified partnership proceeding, and the Fund's tax matters representative (as determined by the provisions set forth in the Operating Agreement), who may, under certain circumstances, represent and bind all of the Investors. Any adjustment made to the Fund's or an Investor's return could result in the affected Investors being subject to an imposition of interest, additional taxes and penalties. An audit of the Fund may also result in an audit of an Investor which could also result in interest, additional taxes and penalties.

d. Phantom Income

It is possible that Investors could be allocated taxable income in a given taxable year without corresponding distributions of cash or property by the Fund to pay such tax liabilities.

e. Disallowance of Deductions

The availability, timing and number of deductions or allocations of income of the Fund will depend not only upon general legal principles but also upon various determinations that are subject to potential controversy on factual and other grounds. Such determinations could include, among other things, whether fees paid to the Manager, or its Affiliates are deductible on the ground that such payments are excessive or constitute nondeductible distributions to the Manager or an Affiliate or otherwise and the allocation of basis to buildings, land, leaseholds and personal property. If the IRS were successful, in whole or in part, in challenging the Fund on these issues, the federal income tax benefits of an investment in the Fund could be materially reduced.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING. PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

SPECIAL NOTICE AND DISCLAIMER:
U.S. Partnership Tax Audit Risk

Under current law, the Fund, which intends to be treated as a partnership for U.S. tax purposes, will be required to file a tax return with the IRS. If the tax returns of the Fund are audited by the IRS, the tax treatment of the Fund's income and deductions generally is determined at the Fund level and U.S. tax deficiencies arising from the audit, if any, are paid by the Members that were partners for U.S. tax purposes in the year subject to the audit.

The Bipartisan Budget Act of 2015 ("BBA") changed many of the rules relating to the Tax Matters Member or Partnership Representative and their representation of the entity (in this case the Fund) with respect to all tax matters. Specifically, under the general rule imposed under new legislation, an audit adjustment of the Fund's tax return filed or required to be filed for any tax year beginning during or after 2018 (a "Filing Year") could result in a tax liability (including interest and penalties) imposed on the Fund for the year during which the adjustment is determined (the "Adjustment Year"). The tax liability generally is determined by using the highest tax rates under the Code applicable to U.S. taxpayers, in which case any Adjustment Year partners of the Fund would bear the audit tax liability at significantly higher rates (including interest and penalties) arising from audit adjustments and in amounts that are unrelated to their Filing Year economic interests in the Fund partnership items that were adjusted.

To mitigate the potential adverse consequences of the general rule, the Fund may be able to elect to pass through such audit adjustments for any year to the Members who were partners in the Fund for the Filing Year (instead of those who are partners/members in the Adjustment Year), in which case those partners generally would be responsible for the payment of any tax deficiency, determined after including their shares of the adjustments on their tax returns for the Adjustment Year. The ramifications of the BBA changes to the audit procedures and rules could be significant, and prospective investors are strongly encouraged to consult with competent and experienced tax advisors and counsel with respect to the BBA changes, before making an investment in the Fund.

AS REQUIRED BY U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE, YOU ARE HEREBY ADVISED THAT ANY WRITTEN TAX ADVICE CONTAINED HEREIN WAS NOT WRITTEN OR INTENDED TO BE USED (AND CANNOT BE USED) BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF THE UNITED STATES; THE ADVICE WAS PREPARED TO SUPPORT THE PROMOTION OR MARKETING OF TRANSACTIONS OR MATTERS ADDRESSED BY THE WRITTEN ADVICE; AND PROSPECTIVE INVESTORS REVIEWING THIS DISCUSSION SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, AND LOCAL INCOME TAX CONSEQUENCES IN THEIR PARTICULAR SITUATIONS OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF INTERESTS, AS WELL AS ANY CONSEQUENCES UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

8. ERISA CONSIDERATIONS

In considering the acquisition of Units to be held as a portion of the assets of an "employee benefit plan" within the meaning of Section 3(3) of ERISA ("a Benefit Plan" or "Plan"), a Plan fiduciary, taking into account the facts and circumstances of such trust, should consider, among other things: (a) the effect of the "Plan Asset Regulations" (Labor Regulation Section 2510.3-101) including potential "prohibited transactions" under the Code and ERISA; (b) whether the investment satisfies the "exclusive purpose," "prudence," and "diversification" requirements of Sections 404(a)(l)(A),(B) and (C) of ERISA; (c) whether the investment is a permissible investment under the documents and instruments governing the plan as provided in Section 404 (a)(l)(D) of ERISA; (d) the Plan may not be able to distribute Units to participants or beneficiaries in pay status because the Manager may withhold its consent; and (e) the fact that no market will exist in which the fiduciary can sell or otherwise dispose of the Units and the Fund has no history of operations. The prudence of a particular investment must be determined by the responsible fiduciary with respect to each employee benefit plan, taking into account the facts and circumstances of the investment.

Any Investor that invests funds belonging to a qualified retirement plan or IRA should carefully review the tax risks provisions of this Offering Statement as well as consult with their own tax advisors. The contents hereof are not to be construed as tax, legal, or investment advice. PROSPECTIVE BENEFIT PLAN INVESTORS ARE URGED TO CONSULT THEIR ERISA ADVISORS WITH RESPECT TO ERISA AND RELATED TAX MATTERS, AS WELL AS OTHER MATTERS AFFECTING THE BENEFIT PLAN'S INVESTMENT IN THE FUND. MOREOVER, MANY OF THE TAX ASPECTS OF THE OFFERING DISCUSSED HEREIN ARE APPLICABLE TO BENEFIT PLAN INVESTORS WHICH SHOULD ALSO BE DISCUSSED WITH QUALIFIED TAX COUNSEL BEFORE INVESTING IN THE FUND.

The United States Department of Labor (Department) has defined when an investment vehicle is deemed to hold "plan assets" for purposes of ERISA in 29 CFR 2510.3-101, as modified by Section 3(42) of ERISA (the Plan Asset Rule). The look-through rule applies only to equity investments by a plan. Every equity investment by a plan in an entity must be looked-through unless an express exception applies. Private investment funds in which less than 25% of the value of each class of equity interests in the entity is owned by "benefit plan investors" qualifies for an exemption to the ERISA Plan Asset Rule. For that reason, the Fund will not accept investment that would disqualify it for the exemption to the ERISA Plan Asset Rule.

9. ADDITIONAL INFORMATION AND UNDERTAKINGS

The Manager undertakes to make available to each offeree every opportunity to obtain any additional information from the Fund or the Manager necessary to verify the accuracy of the information contained in this Offering Statement, to the extent that it possesses such information or can acquire it without unreasonable effort or expense. This additional information includes, without limitation, all the organizational documents of the Fund, and all other documents or instruments relating to the operation and business of the Fund and material to this Offering and the transactions contemplated and described in this Offering Statement.

10. SUMMARY OF OPERATING AGREEMENT

Ownership of Membership Interests will be governed by the Operating Agreement of the Fund, and any amendments to that Agreement (whether adopted now or in the future), and by the laws of Puerto Rico. A copy of the Operating Agreement is available in the Investor Portal. Certain terms of the Operating Agreement are discussed below.

a. Initial Capital Contributions

Upon execution of the Subscription Agreement, each Investor shall contribute capital to the Fund in the amount set forth in the Subscription Agreement.

b. Additional Capital Contributions

If the Manager believes the Fund needs more than the aggregate amount of the Investor's initial Capital Contributions, the Manager may, at its election and discretion, (i) issue additional Shares with rights and obligations it determines, which may be different than the Shares described herein, (ii) obtain financing at commercially reasonable terms acceptable to the Manager (iii) accept loans from a Member (or Members), or from the Manager or its Affiliates or, (iv) request that each Investor contribute their proportionate share (based on ownership of Class A Shares) of additional capital.

Notwithstanding anything herein to the contrary, no Member will be required to contribute additional capital above their initial Capital Commitments.

c. Distributions

Distributions will be made in accordance with the Operating Agreement. See section entitled "DISTRIBUTIONS."

d. Limitation on Distributions

Pursuant to the Operating Agreement, no Member is guaranteed distribution of any amount and has no right to any form of distribution other than cash. No distribution shall be made to any Member if, in the discretion of the Manager, (i) the Fund would not be able to pay its debts as they become due in the usual course of business; (ii) the Fund's total assets would be less than the sum of its total liabilities; or (iii) such distribution would otherwise constitute a violation of any law. A Member who receives a distribution which is otherwise prohibited by the Operating Agreement will be liable for the return of such distribution along with any reasonable expenses incurred by the Fund to enforce its right.

e. Electronic Payments

In the discretion of the Manager, payments with respect to Class A Shares may be made as Automated Clearing House (ACH) deposits into an account each Investor designates.

f. Reports to Investors and Right to Inspection

Within a reasonable period after the close of each fiscal year, the Fund shall furnish reports to each Investor with respect to such fiscal year which may include (i) a statement showing in reasonable detail the computation of the amount distributed and the manner in which it was distributed (ii) a balance sheet of the Fund, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. The Manager may, in its discretion, deliver to Members the foregoing reports within a reasonable time after each fiscal quarter. The financial statements of the Fund need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

An IRS Schedule K-1 will be issued to each Investor each year, reflecting each Investor's share of the Fund's income, profits, gains, expenses and deductions for Federal income tax purposes, and equivalent schedules for state income tax purposes. The Manager will use reasonable best efforts to deliver K-1s to Investors within a reasonable time after the close of each year.

Members may request to review the books and records of the Fund upon written request to the Manager. The Member's rights to inspection are limited by the Operating Agreement.

g. Mandatory Buy-Out

Under some circumstances the Manager has the right to purchase the Class A Shares owned by an Investor. For example, the Manager would have the right to buyout an Investor who had made material misrepresentations to the Fund; or if the Manager determines that the continued participation of an Investor in the Fund would be reasonably likely to result in a violation of any law or regulation applicable to the Fund (including, without limitation, anti-money laundering or anti-terrorism laws or regulations). An Investor who is required to withdraw would receive a distribution equal to 90% of the amount such Investor would have received had the Fund been liquidated.

h. Binding Arbitration

Under the Operating Agreement, Investor's claims against the Manager or the Fund would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in the Commonwealth of Puerto Rico, which might not be convenient for Investors. Furthermore, (i) Investors would not be entitled to a jury trial; (ii) would not be entitled to recover any lost profits or special, consequential, or punitive damages and, (iii) if they lost their claim against the Manager or the Fund, the Investor may be required to pay their expenses, including reasonable attorneys' fees.

Any dispute under the Operating Agreement not otherwise settled through arbitration will be governed by Wyoming law and handled in such courts.

i. Electronic Communications and Delivery

The Manager anticipates that all communications with Investors, including but not limited to all tax forms, will be made via electronic delivery, e.g., by email or through the Investor Portal or another electronic method the Manager determines to be reasonable.

11. HOW TO INVEST

A prospective Investor may subscribe to purchase Class A Shares through the _VESTERR LLC_____ portal at _____https://vesterr.com/_____.

Each Investor will be required to (i) review this Offering Statement and all other documents related to this Offering, (ii) provide all required information, including personal information and the amount such Investor would like to invest, (iii) confirm that they are qualified to invest, (iv) sign (electronically or otherwise) the Fund's Subscription Agreement and any other documents necessary to document their investment, (v) provide payment for the Class A Shares to the Fund in accordance with the information provided by the Manager.

Completion of Transaction and Delivery of Securities
Investors shall complete all required documentation electronically through the Vesterr online portal, located at https://www.vesterr.com. Payment of the purchase price for the Units shall be made to North Capital Private Securities Corporation (the "Escrow Facilitator") by the investor via transfer of immediately available U.S. funds or by such other method as may be approved by the Issuer prior to the applicable closing. Such payments shall be made in the manner and amount specified in the Subscription Booklet and in accordance with Vesterr's payment processing instructions.

Upon the occurrence of the applicable closing, the Escrow Facilitator shall release the funds to the Issuer. Following such closing, the investor shall receive notice and confirmation of the digital entry of the number and type of Units purchased, as reflected on the books and records of the Issuer (recorded either in the name of the investor as maintained by Vesterr or by another SEC-registered transfer agent designated by the Issuer). The Issuer's books and records shall include a notation that the Units were issued and sold in reliance upon Regulation Crowdfunding.

a. Investor's Subscription

The package Investors submit, whether via the Investor Portal or otherwise, including a signed Subscription Agreement, is called your "subscription." The Manager will review each Investor's subscription and decide whether to accept it. The Manager has the right to accept or reject subscriptions, in whole or in part, in its sole discretion, for any reason or for no reason.

The Manager may, but shall not be required to, hold the Investor's capital in a segregated bank account with an FDIC-insured bank. In any event, such Investor's capital will not be deployed until the Capital Release Conditions have been met. If one or more of the Capital Release Conditions is not satisfied, the Fund will return the Investor's capital without interest or deduction.

Investors will be notified by email if their subscription has been accepted and the Fund has issued Class A Shares to the Investors, and/or if their subscription was not accepted - though the Manager retains discretion as to whether or not to provide an explanation.

b. Over-Subscription

If the Fund receives subscriptions from qualified investors for more than the total amount it is seeking to raise, the Manager has the right to (i) increase the total amount of the raise, (ii) reject some of the subscriptions, or (iii) reduce subscriptions. If the Manager elects to reduce subscriptions, it may reduce all subscriptions on a pro rata basis. Notwithstanding the foregoing, the Manager retains the right to reduce subscriptions in any manner it deems appropriate. Investors will not have the right to revoke their subscription just because the amount of such subscription has been reduced. Furthermore, there is a risk that Investors may end up with fewer Shares than they subscribed for or none at all.

12. DEFINITION OF TERMS

The following terms shall have the meaning ascribed to them below when used elsewhere in this PPM with the initial letter capitalized. Other capitalized terms found throughout this PPM and not defined below or in the body of the PPM shall have the meaning as ascribed to them in the Operating Agreement:

"Capital" shall mean the price paid for each Membership Unit.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Assets" or "Assets" means all assets of the LLC.

"Company Expenses" means Company organizational costs, CPA related costs for tax return preparation, financial statement preparation, and/or audits, legal fees and costs, filing, licensing, software costs attributable to managing the Company or other governmental fees, other third party audits, and/or other fees associated with any Credit Facilities, costs associated with ownership of real property, e.g., property improvement and rehabilitation costs not otherwise capitalized, sales commissions, property taxes, property management, hazard insurance, utilities, and any other expenses associated with operation of the Company or management of its Activities, to include the Manager's compensation.

"Credit Facility" or "Facility" means any loan, to include secured lines of credit, as well as any obligations from any lender, secured by one or more of the Company Assets.

"Excess Distributable Cash" means at the time of determination by the Manager, cash generated from the Company's Assets and other operations of the Company after payment of or provision for the following expenses (a) interest and principal payments due under any Credit Facility or any other amounts borrowed by the Company, (b) Company Expenses, and (c) the funding of reserve in the sole discretion of the Manager.

"Distributions" means amounts which from time to time are distributed to holders of Units, at the Manager's discretion, but subject to the limitations on discretion set forth in the Operating Agreement.

"Effective Date of Investment" means the first day of the first month following the LLC's receipt of the investment funds and executed copies of the Subscription Agreement, a signature page to the Operating Agreement, and the Investor Questionnaire, and such other documentation as is deemed appropriate by the Manager.

"Investor" means the purchaser of Membership Units pursuant to this Offering ("Member").

"IRS" means the United States Internal Revenue Service.

"Leverage" means any note obligations of the LLC on credit facilities; participations agreements.

"Lockup Period" means two (2) years from the Effective Date of Investment.

"Manager" means Axios Hospitality PR, LLC.

"Member" means any person or entity holding Units who has been approved by the Manager and is a party to the Operating Agreement.

"Membership Units" of "Units" means a division of ownership of the LLC.

"Offering" shall mean the issuance of Units in the LLC pursuant to the terms of the PPM, the Operating Agreement, the Subscription Booklets, and other related documents.

"Operating Agreement" means the Operating Agreement of the LLC, to be executed by the Manager as well as each Member of the LLC.

"Ownership Interest" means, for each Member, that percentage which is obtained by dividing the Membership Units held by a Member by the total of all Membership Units held by all the Members. For the purposes of voting matters, the Manager shall determine each Member's Ownership Interest as of the Record Date.

"Pari Passu" means proportionally, at an equal pace with, and without preference over other Investors of the same status.

"Redemption" means the Company's paying of cash to a Member at the then current Unit Price in exchange for that Member's Units. There are significant restrictions on Redemption as more fully described in this PPM and the Operating Agreement.

"Early Redemption Fee" means a fee in an amount of the greater of $5,000 or up to 5%, or other such amount as determined by the Manager in its sole discretion, of the then current Unit Price that will be charged for any Units redeemed within the Lockup Period. The Manager may or may not approve a request for a premature Redemption in its sole discretion.

"SEC" means the United States Securities and Exchange Commission.

"Stated Value" shall mean the figure used by the LLC as the value for each Asset it owns to assist in determining the Unit Price of the Membership Units of the LLC as well as the AUM. The Stated Value of each individual LLC Asset shall be determined on the last day of each calendar quarter by the Manager in its sole discretion. The Manager, however, shall establish and follow a methodology for determining the Stated Value and may modify, alter, or improve the methodology from time to time in its sole discretion.

"Subscription Booklets" shall mean that package of documents provided to Investors for the purposes of evaluating the Offering and purchasing Units in the LLC. The Member Subscription Booklet shall include this PPM, the Operating Agreement, the Unit Subscription Agreement, and the Investor Suitability Statement.

ADDITIONAL INFORMATION

The Manager will make available to (or provide access to) any potential Investor, or his, her or its attorney, business, investment or tax adviser, or investment representative any other material information deemed necessary or appropriate by such person, to the extent such information can be obtained without unreasonable effort or expense. The Fund will maintain an Investor Portal with relevant information about the Offering, the Fund, its business, and the Manager and the management team. The Fund hereby disclaims any duty or responsibility to update or supplement this PPM or other Offering Materials based upon events that occur, or information that becomes available, hereafter. For additional information, please contact __Travis West via email at invest@axiosventures.co or by phone at (787) 456-0123.